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Mr. Russell Mancuso Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Hong Kong	San Francisco
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Re:	Rudolph Technologies, Inc. Joint Proxy Statement/Prospectus on Form S-4 Filed August 10, 2005 File No. 333-127371

Dear Mr. Mancuso:

On behalf of Rudolph Technologies, Inc. (“Rudolph”) in connection with the above captioned Joint Proxy Statement/Prospectus on Form S-4 (the “Proxy Statement”), we are responding to the Staff’s comment letter dated September 6, 2005 (the “Comment Letter”).

For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the Comment Letter. Capitalized terms used but not defined have the meanings ascribed to these terms in the Proxy Statement. References in the text of the responses herein to page numbers are to page numbers in the marked version of the Proxy Statement being delivered to you concurrently herewith.

The Proxy Statement also incorporates by reference the restated historical financial statements of August Technology Corporation (“August Technology”) for the fiscal years ended December 31, 2004, 2003 and 2002, and the fiscal quarters ended March 31, 2005 and June 30, 2005. As described in more detail in the Proxy Statement, this restatement resulted only in a change to the timing of the recognition of revenue in connection with the sale of certain of August Technology’s products and not the loss of any revenue.

We would appreciate if the Staff could provide us with comments on Amendment No. 1 to the Registration Statement on Form S-4 of which the Proxy Statement forms a part as soon as practicable in light of the fact that (i) the merger agreement expires by its terms on March 27, 2006 and (ii) the financial statements of August Technology will go stale within the meaning of Item 3-12 of Regulation S-X on February 14, 2006. In the event that we need to include in the Proxy Statement audited financial statements for Rudolph and/or August Technology for the fiscal year ended December 31, 2005, we are concerned that investors will not have sufficient time to consider the Proxy Statement before the March 27, 2006 expiration date.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

1.	In the forepart of your prospectus, please highlight the trading price of August’s and Rudolph’s common stock as of June 27, 2005 and as of a recent practical date. Clearly compare this information with the pro forma equivalent value per share (assuming application of the 0.7625 exchange ratio) of August’s common stock as of June 27, 2005 and as of a recent practicable date. Also disclose the implied value of the total consideration to be paid for August based on the closing price of Rudolph’s common stock as of June 27, 2005 and as of a recent practical date.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

2.	Please indicate the minimum and maximum number of shares of Rudolph common stock that may be issued in connection with the merger on the cover page of the joint proxy statement/prospectus.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

3.	We note your disclosure that the merger agreement requires that the total consideration to be paid by Rudolph in the merger includes a minimum of $37.2 million and up to a

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maximum of $60 million of cash. We also that as of June 30, 2005 Rudolph had approximately $26,396,000 in cash and cash equivalents. In an appropriate place in the joint proxy statement/prospectus, please disclose how Rudolph will fund its minimum and maximum cash obligations with respect to the merger consideration.

Response: Pages 15 and 110 of the Proxy Statement have been revised in response to the Staff’s comment.

What do I need to do to make an election, page 7

4.	Provide us your analysis of the applicability of the tender offer rules to the cash election.

Response: Rudolph does not believe that the tender offer rules are applicable to the cash election feature of the merger, and base its conclusion primarily upon the Staff’s position with respect to “Situation B” set forth in Release No. 33-5927 (the “Release”).

In the Release, Situation B described a cash election merger where the target company’s shareholders could elect to receive cash or the acquiring company’s stock in exchange for their stock in the target. This election was to be made during the period between commencement of solicitation of proxies and the date of the target’s shareholder meeting. Elections could be withdrawn, similar to proxies, up until the date of the vote. The Division of Corporate Finance (the “Division”) concluded that the cash election feature was an integral part of the voting decision and, accordingly, the tender offer rules did not apply. A key factor in the Division’s conclusion was the proximity in time of the voting decision and the decision on the cash election. The Release indicates that situations with different timing were not covered by Situation B.

The proposed merger between Rudolph and August Technology fits within the fact pattern presented by Situation B. Specifically:

•	the boards of directors of Rudolph and August Technology have entered into an agreement and plan of merger, as amended, pursuant to which August Technology’s shareholders may elect to receive cash in lieu of shares of Rudolph common stock as consideration for their shares of August Technology common stock;

•	August Technology’s shareholders may elect to receive the cash consideration during the time between the notice of the special meeting of August Technology’s shareholders and the vote on the proposed merger (the parties currently intend to complete the merger promptly after receiving shareholder approval);

•	if the cash consideration is over-subscribed, then those August Technology shareholders electing to receive the cash consideration will receive cash on a pro rata basis; and

•	August Technology’s shareholders may revoke their election as to the form of consideration to be received in the merger at any time prior to deadline for submitting

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election forms (i.e. by 5:00 p.m. (New York City time) at least 2 business days prior to the closing date of the merger).

Rudolph therefore relies on the Staff’s determination that a statutory merger with a cash consideration feature as described in Situation B of the Release does not involve a tender offer. The Staff’s rationale in the Release applies equally here, since “the [August Technology] shareholder’s election to receive cash or securities of the acquiring company as consideration for the shares to be surrendered is part of the [August Technology] shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same period that the [August Technology] shareholder votes on the merger proposal.”

In addition, Rudolph is unaware of any similarly-structured cash election mergers in which the tender offer rules have applied and/or the acquirer has filed a Schedule TO.

5.	We may have further comment after you file the election form, letter of transmittal and instructions.

Response: Rudolph acknowledges the Staff’s comment.

How will August Technology stock options..., page 9

6.	Briefly clarify which “certain” stock options will be accelerated. If affiliates of either company will receive a benefit from this selected acceleration or other aspects of the merger, please quantify the aggregate benefit for each affiliate in the forepart of your document. Also, with a view toward disclosure, please tell us the amount of each benefit that each affiliate would have received under the abandoned Nanometrics transaction.

Response: Pages 9 and 101 of the Proxy Statement have been revised in response to the Staff’s comment. Rudolph supplementally notes that the benefit that each affiliate will receive in connection with the current transaction is the same as such affiliate would have received in connection with the terminated Nanometrics transaction.

What are the United States federal income tax consequences..., page 9

7.	You should unequivocally state what the tax consequences will be, not what you expect them to be (page 9) or what they “should” or “could” be (page 102). Also, the disclosure and the tax opinion you file as an exhibit should not assume legal conclusions that underlie the tax opinion, like you do by your disclosure “if the merger qualifies as a reorganization....” If doubt exists, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes and provide appropriate risk factors.

Response: It is a condition to the closing of the merger that each of Rudolph and August Technology receive opinions from their respective legal counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Rudolph and August Technology are not permitted to waive these tax opinion closing conditions. Rudolph has revised the disclosure on pages 9, 105 and 128 of the Proxy Statement to clarify this. Given that the condition is not waivable, Rudolph respectfully

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submits that it is appropriate for the tax disclosure in the proxy statement/prospectus to assume that such tax opinions will be delivered at closing and to assume legal conclusions that underlie such tax opinions. Rudolph has also revised the Proxy Statement to eliminate any suggestion that doubt exists as to the material federal income tax consequences of the merger.

In response to the Staff’s comment to page 102, Rudolph respectfully submits that the determination of the tax character of gain recognized by an August Technology shareholder in the merger requires a factual analysis which will depend on the particular circumstances of the August Technology shareholder. In most circumstances, the gain recognized by an August Technology shareholder will be characterized as capital gain. Rudolph has revised the disclosure on page 105 of the Proxy Statement to clarify this.

8.	Please revise the last sentence to remove any implication that your disclosure does not include all material federal income tax consequences. Expand your disclosure so that the statement in the revised sentence is true.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

Merger Consideration, page 15

9.	Clarify how you determined the stock fraction in footnotes 2 and 3 on page 16.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

Rudolph Proposal No. 1 and August Technology Proposal No. 1 – The Merger, page 63

10.	We note the structure of the proposed merger consideration. In appropriate location in your joint proxy statement/prospectus, please explain the business purposes of this structure.

Response. Page 15 of the Proxy Statement has been revised in response to the Staff’s comment.

Background of the Merger, page 63

11.	We note your disclosure in the last paragraph of page 64 that KLA was not among the six potential strategic business combination partners considered because any combination with KLA would be an acquisition rather than a strategic combination.

•	Please disclose why August’s Board considered a strategic combination to be in the best of August’s shareholders as compared to an acquisition.

•	Clarify how the agreements you executed differ from an acquisition and how you knew that a KLA transaction would be an acquisition.

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Response: Pages 65, 66 and 78 of the Proxy Statement have been revised in response to the Staff’s comment.

12.	Please disclose, in the first full paragraph on page 65, the price proposed by August to KLA. Please also indicate any reasons offered by KLA as to why it was offering less than half of that original price and August’s views, if any, of those reasons. Please disclose the price per share at which August’s shares of common stock were trading at or around the time of these events.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

13.	We note your disclosure at the top of page 68 that Rudolph purchased 100 shares of August’s common stock. Please disclose the price, seller and business purposes for this transaction.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

14.	Please describe for investors not familiar with a “hostile takeover strategy” what is meant by that term and clarify why August’s Board perceived that it would not be in the best interests of the August shareholders if KLA implemented such a strategy.

Response: Rudolph has deleted the phrase “hostile takeover strategy” and used more specific language on page 70 of the Proxy Statement to describe the actions that August Technology’s board of directors was concerned about and the reasons why it believed that such actions would not be in the best interests of August Technology’s shareholders.

15.	We note generally from the discussion that after August conducted further due diligence on Rudolph that it came to believe, contrary to its earlier assumptions, that the combination of the two companies would be more complementary and would provide greater synergies and savings as compared to August’s initial assessment. We also note August’s disclosure under the caption “Analysis of Rudolph Offer” on page 86 of the joint proxy statement/prospectus included in the amended registration statement filed by Nanometrics on June 8, 2005 that the projected equity value per share of the Rudolph proposal was less than that project equity value per share of the Nanometrics proposal. Please revise your disclosure to provide a more detailed discussion and identification of the assumptions underlying the initial analysis of the Rudolph offer, how those assumptions changed, how those assumptions affected August’s assessment of the synergies and savings that could be achieved by a business combination with Rudolph, how those synergies and savings compared with those identified in the initial analysis of Rudolph’s offer, and how the projected equity value of that initial analysis of the Rudolph offer compares to August’s current view of the projected equity value per share of the combined company’s stock. Also disclose how the second valuation of the combination with Rudolph compared to the valuation of the transaction agreed to with Nanometrics and of the transaction currently proposed by KLA.

    December 9, 2005

Response: Rudolph has added on pages 72 and 73 of the Proxy Statement a more detailed discussion of the key differences in the August Technology board of director’s initial analysis regarding the Rudolph merger and its later analysis, including a discussion of the assumptions underlying these analyses.

16.	Disclose the recommendation that the August board made to its shareholders included in the March 28, 2005 S-4.

Response: Page 70 of the Proxy Statement has been revised in response to the Staff’s comment.

17.	Describe the “increased risks that the transaction would not receive shareholder approval” mentioned in your discussion of the April 12, 2005 meeting on page 70.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

18.	Please provide more specific disclosure about your April 14-15 discovery that the two companies were more complementary than conflicting and overlapping. Disclose what August previously believed to be conflicting and overlapping and clarify how it discovered these factors to be complementary.

Response: Pages 72 and 73 of the Proxy Statement have been revised in response to the Staff’s comment.

19.	We note your references throughout your discussion to the potential for synergies and cost savings from the proposed merger. Please expand your discussion to describe in greater detail these synergies and savings, and quantify the various synergies and savings to the extent practicable. In addition, please disclose the assumptions upon which the synergies are based in a manner that will provide investors a framework for analysis of the synergies.

Response: Pages 71 and 80 of the Proxy Statement have been revised in response to the Staff’s comment.

20.	Please expand your discussion of the April 22 meeting to clarify what factors prevented reaching agreement on the concept of a COO. Also clarify what you mean by “lack of process on integration planning” to identify the significant issues that caused concern. With a view toward disclosure, tell us why a break-up fee was due given these issues.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

21.	Disclose the basis for the belief of “greater long-term value than either the Nanometrics merger or remaining independent” mentioned on page 73.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

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22.	Throughout this section where your discuss the reasons supporting a board’s action, like on page 73, balance your disclosure with equally prominent and complete discussion of countervailing factors.

Response: Pages 75 and 76 of the Proxy Statement have been revised in response to the Staff’s comment.

23.	We note your disclosure that August desired KLA to enter into a confidentiality agreement which would contain provisions that would limit KLA’s ability to make a proposal directly to August’s board or its shareholders and be substantially similar to the provisions contained in the confidentiality agreement entered into with each of Nanometrics and Rudolph. Please disclose why those provisions were included in the confidentiality agreements with Nanometrics and Rudolph. For example, who proposed those provisions and why were they proposed, what were the business reasons for proposing and accepting those provisions?

Response: Page 76 of the Proxy Statement has been revised in response to the Staff’s comment.

24.	Please disclose the reasons why Rudolph determined it was necessary to implement a shareholder rights plan.

Response: Page 77 of the Proxy Statement has been revised in response to the Staff’s comment.

25.	You refer to reports or opinions of outside parties throughout this section, like the advice of the financial advisor in the penultimate paragraph on page 65 and in the second paragraph on page 68. Please provide all disclosure required by Item 4(b) of Form S-4 for each of those reports or opinions.

Response: Pages 72 and 73 of the Proxy Statement have been revised to summarize the February 11, 2005 and April 22, 2005 analyses presented to August Technology’s board of directors with respect to the Rudolph merger.

With respect to the “advice of the financial advisor” referred to on page 65 of Rudolph’s original filing and noted above (which took place at the January 19, 2005 meeting of August Technology’s board of directors), Rudolph has been advised by August Technology that Needham & Company provided oral advice related to KLA’s indication of interest in acquiring August Technology, and did not prepare any script or written notes in connection with this advice; therefore, there is no report to be summarized. Although Needham & Company provided a written presentation to August Technology’s board of directors at this meeting with respect to the terminated Nanometrics merger, Rudolph and August do not believe that this written presentation constitutes a “report, opinion or appraisal materially related to the transaction” within the meaning of Item 4(b) of Form S-4, since August Technology’s shareholders are not being asked to make an investment decision with respect to the terminated Nanometrics merger, and that it would be confusing to shareholders to include a detailed summary of a board presentation pertaining to a

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terminated transaction. Accordingly, Rudolph respectfully submits that no further disclosure is required.

Joint Reasons for the Merger, page 77

26.	Please clearly explain to investors who may not work in your industry how the technologies are complementary as mentioned in the second bullet point.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

27.	Expand the fourth bullet point to explain which company adds a presence in Japan.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

Recommendation of August Technology’s Board of Directors..., page 78

28.	Based on the second bullet list beginning on page 79, it appears that the board conducted quantitative analyses in addition to those provided by the financial advisor. Summarize those quantitative analyses. Likewise, summarize the additional quantitative analyses conducted by the Rudolph board.

Response: August Technology’s board of directors did not conduct any quantitative analyses independent of the financial analysis performed by Needham & Company. Rather, the items referred to in Staff’s comment are elements of Needham & Company’s analysis that are set forth in the materials that were provided to August Technology’s board of directors in connection with Needham’s fairness opinion (which are being presented supplementally to the Staff under separate cover in response to Comment No. 32).

Similarly, Rudolph’s board of directors did not conduct any quantitative analyses independent of the financial analysis performed by Piper Jaffray & Co. (“Piper Jaffray”) in connection with its fairness opinion.

Opinion of Rudolph’s Financial Advisor, page 83

29.	Please provide us with copies of any materials prepared by Piper Jaffray in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions provided to Rudolph’s board, and any summaries of presentations made to Rudolph’s board. We may have further comments once we have had the opportunity to review the requested materials.

Response: Counsel for Piper Jaffray will separately provide (on behalf of Piper Jaffray and Rudolph) on a confidential basis for the supplemental information of the Staff, a copy of the written materials provided by Piper Jaffray to Rudolph’s board of directors in connection with Piper Jaffray’s fairness opinion. These materials will be submitted in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and shall not be

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deemed filed with or part of the Proxy Statement or the Registration Statement on Form S-4 of which the Proxy Statement forms a part (the “Registration Statement”). In this submission, counsel for Piper Jaffray will request (on behalf of Piper Jaffray and Rudolph) pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished be returned to counsel for Piper Jaffray upon completion of the Staff’s review.

30.	Please provide us with the internal financial projections with respect to August and Rudolph used by Piper Jaffray in preparing their analyses. We may have further comment.

Response: The internal financial projections with respect to Rudolph and August Technology used by Piper Jaffray in preparing its analyses for its December 8, 2005 opinion are included in Piper Jaffray’s December 8, 2005 presentation to Rudolph’s board of directors (provided to the Staff pursuant to Comment No. 29).

31.	Please revise to quantify the amount of the fees and any expense reimbursements or other payments previously made or to be made to Piper Jaffray in connection with its fairness opinion or any other financial advisory services provided to Rudolph. In addition, please indicate the portion of those fees that is contingent upon consummation of the proposed merger.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

Opinion of August Technology’s Financial Advisor, page 89

32.	Please provide us with copies of any materials prepared by Needham & Company in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions provided to the August board, and any summaries of presentations made to the August board. We may have further comments once we have had the opportunity to review the requested materials.

Response: Counsel for August Technology will separately provide, on a confidential basis for the supplemental information of the Staff, a copy of the written materials provided by Needham & Company to August Technology’s Board of Directors in connection with its opinion. These materials will be submitted in accordance with Rule 12b-4 under the Exchange Act and Rule 418(b) under the Securities Act, and shall not be deemed filed with or part of the Proxy Statement or the Registration Statement. In this submission, counsel for August Technology will request, pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished be returned to counsel for August Technology upon completion of the Staff’s review.

33.	Please provide us with the financial forecasts with respect to August and Rudolph used by Needham & Company in preparing their analyses. We may have further comment.

Response: The financial forecasts requested by the Staff are set forth as an Appendix to the board materials being submitted in response to comment 32 above.

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34.	We note the closing prices for August’s common stock on the Nasdaq National Market on June 27, 2005. Please revise to indicate what consideration, if any, Needham & Company gave to the apparent discount to market price represented by the merger consideration.

Response. Page 95 of the Proxy Statement has been revised to reflect the Staff’s comment.

35.	Please revise to quantify the amount of the fees and any expense reimbursements or other payments previously made or to be made to Needham & Company in connection with its fairness opinion or any other financial advisory services provided to August. In addition, please indicate the portion of those fees that is contingent upon consummation of the merger.

Response. The Proxy Statement has been revised in response to the Staff’s comment.

36.	Identify and discuss the reasons for any materially different advice or materially different analyses that the financial advisor provided in connection with the Nanometrics transaction. For example, we note the differences in comparable companies and transactions.

Response: In response to the Staff’s comment, the list of companies on page 96 of the Proxy Statement reviewed in Needham & Company’s selected company analysis has been revised to include Rudolph (which was inadvertently omitted in Rudolph’s initial filing).

Further, Rudolph supplementally advises the Staff that the material valuation methodologies used by Needham & Company for the Nanometrics and Rudolph mergers were the same. Because the terminated Nanometrics merger was considered to be a “merger of equals” while the Rudolph transaction was considered a strategic merger (but not a “merger of equals”), the data reviewed by Needham & Company for the two transactions was different in certain limited respects. For example, since the terminated Nanometrics merger was considered to be a “merger of equals,” Nanometrics was not included in Needham & Company’s selected company analysis of the Nanometrics merger, since the multiples for both August Technology and Nanometrics were compared to those of the selected companies. Similarly, Needham & Company reviewed different transactions for the selected transactions analyses of the Nanometrics merger and the Rudolph merger; in particular, Needham & Company’s selected transactions analysis for the Nanometrics merger considered other “merger of equals” transactions involving U.S. publicly-traded companies, while its selected transactions analysis for the Rudolph merger included a review of stock mergers involving semiconductor capital equipment companies.

    December 9, 2005

Interests of August Technology Directors and Executive Officers in the Merger, page 96

37.	Disclose the differences between existing compensation arrangements of affiliates and the arrangements after the merger.

Response: Following the merger, all of the employment agreements to which affiliates of August Technology are a party will remain in effect. See “—Amendments to Employment Agreements” on page 101 of the Proxy Statement.

38.	Disclose the date you entered into the most recent version of the severance arrangements.

Response: Page 101 of the Proxy Statement has been revised in response to the Staff’s comment.

Regulatory Matters Relating to the Merger, page 103

39.	We note your disclosure that the transaction may be subject to regulatory review by foreign authorities. With a view toward disclosure, please tell us the reason for this uncertainty and how it could affect the timing of the transaction and the period between which shareholders make their cash election and receive their proceeds.

Response: The Proxy Statement has been revised in response to the Staff’s comment.

Litigation Related to the Merger, page 105

40.	Please provide us a copy of the complaint.

Response: A copy of the complaint is being supplementally furnished to the Staff with this letter.

The Merger Agreement, page 106

Scenario 2, page 109

41.	Please clarify how you calculated the cash in lieu of the fractional share in the example.

Response: Page 114 of the Proxy Statement has been revised in response to the Staff’s comment.

Election Deadline, page 112

42.	Please disclose the time period anticipated between the votes at the special meetings, the election deadline and the closing.

Response: Page 116 of the Proxy Statement has been revised in response to the Staff’s comment.

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43.	Please indicate how the August shareholders will know the date of the election deadline and how they will be informed of any extensions of that deadline.

Response: Page 116 of the Proxy Statement has been revised in response to the Staff’s comment.

Representations and Warranties, page 114

44.	We note your statement in the first paragraph on page 116 that the description of the representations and warranties “is not intended to provide any other factual information about Rudolph or August Technology.” Please revise to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws.

Response: The language noted by the Staff has been deleted.

45.	Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: Page 120 of the Proxy Statement has been revised in response to the Staff’s comment.

Conditions to Obligations to Complete the Merger, page 124

46.	We note that specified conditions to the closing of the merger may be waived. Revise to disclose how you will notify the shareholders and stockholders of the respective companies of any waiver or amendment prior to the respective meetings. Please disclose your intentions with respect to amending the joint proxy statement/prospectus and resoliciting proxies in the event that a material condition is waived.

Response: Page 129 of the Proxy Statement has been revised to reflect the Staff’s comment.

As noted in the response to Comment No. 7, the Proxy Statement has been revised to indicate that that neither Rudolph nor August Technology may waive the condition that the parties shall have received the requisite tax opinions from counsel. In light of the fact that early termination was granted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the remaining conditions to the merger are customary for transactions of this type and should not give rise to any requirement to resolicit proxies in the event that any of these remaining conditions are waived or amended.

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Annex D – Opinion of Piper Jaffray & Co., page D-1

47.	We note the apparent limitation on reliance by shareholders in the first full sentence on page D-3. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Rudolph). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Response: The language in the first full sentence on page D-3 has been deleted in response to the Staff’s comment.

Undertakings

48.	Include the undertakings required by Item 512(a) of Regulation S-K. See Section II.F of SEC Release 33-6578 (April 23, 1985).

Response: The Registration Statement has been revised in response to the Staff’s comment.

Exhibits

49.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of the omitted schedules may be included in the exhibit index to the registration statement.

Response: The Registration Statement has been revised in response to the Staff’s comment.

50.	Please file the two confidentiality agreements mentioned at the top of page 120.

Response: Rudolph respectfully submits to the Staff that the two confidentiality agreements mentioned at the top of page 120 are not agreements of the type required to be filed as exhibits to a Form S-4 Registration Statement pursuant to Item 601 of Regulation S-K. Rudolph further notes that, as a matter of long-standing practice, registrants do not file confidentiality agreements as exhibits in public filings.

    December 9, 2005

* * *

We appreciate your review of this information,. If you have any questions or comments, please feel free to contact John Huber at 202-637-2242 or me at (212) 906-1215. Thank you very much for your consideration in this matter.

Very truly yours,

/S/    DAVID M. SCHWARTZBAUM

David M. Schwartzbaum

cc:	Paul F. McLaughlin
Thomas R. King, Esq.
Robert K. Ranum, Esq.
John Huber, Esq.